1001 West Fourth St. Winston-Salem NC 27101-2400 t 336 607 7300 f 336 607 7500 www.KilpatrickTownsend.com

January 25, 2017	Jeffrey T. Skinner direct dial 336 607 7512 direct fax 336 607 7500 JSkinner@KilpatrickTownsend.com

VIA EDGAR

U.S. Securities and Exchange Commission
Filing Desk
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Stadion Investment Trust (the “Trust”) (File No. 811-21317)

Ladies and Gentlemen:

We are submitting this correspondence to the Securities and Exchange Commission (the “Commission”) on behalf of our client, the Trust, at the request of Mr. Jeff Long of the Division of Investment Management, in response to comments received from Mr. Long in connection with a review of the Trust’s Form N-CSR, filed electronically on August 8, 2016 (“Form N-CSR”). Set forth below are Mr. Long’s comments and the Trust’s responses thereto.

Comment 1:
In Form N-CSR, Stadion Alternative Income Fund (the “Income Fund”) reported that its portfolio turnover for the year ended May 31, 2015 was 485% and for the year ended May 31, 2016 was 18%. Please explain this substantial variation of turnover between the two fiscal years according to the instructions provided under Item 16(e) of Form N-1A, as incorporated by Form N-CSR. In the future, please comply with the instructions provided under Item 16(e) to the extent necessary.

Trust Response:  The Income Fund experienced a substantial variation of turnover between its 2015, and 2016 fiscal year ends due to a modification of the investment objective and strategy that was implemented in April 2015. Specifically, the Income Fund changed its investment objective from seeking total return comprised of income and capital appreciation, while maintaining a secondary emphasis on capital preservation, to seeking income and absolute portfolio returns, with a secondary emphasis on lower risk and volatility than the U.S. equity markets at that time. In connection with the change, the Income Fund’s investment strategy changed from a more active trading strategy with substantial portfolio turnover to a strategy that uses less trading and more options for hedging.  As a result, the Income Fund’s portfolio turnover was substantially reduced in its 2016 fiscal year.

To the extent that a series of the Trust experiences significant variation in its portfolio turnover rates over the two most recently completed fiscal years in the future, the Trust will comply with the requirements of Item 16(e) in its disclosures.

Comment 2:
Please describe the method by which the investment adviser, Stadion Money Management, LLC (the “Advisor”), of the Stadion Tactical Growth Fund and the Stadion Alternative Income Fund implement the three-year lookback period to recuperate fees waived and reimburse operating expenses in excess of the cap under the Funds’ expense limitation agreements (the “ELAs”).

Trust Response:  The Trust and the Advisor implement the three-year reimbursement under the Funds’ ELAs consistent with the Financial Accounting Standards Board’s Accounting Standards Codification (“FASB”) 946-20-05-8. In accordance with FASB 946-20-05-8, the Advisor may recapture fees of the Funds waived or reimbursed by the Advisor that were in excess of the ELAs’ caps “from the time the [Funds] initially incurred, or [the Advisor] initially reimbursed, the expenses” for a period of three years. The Trust will revise its disclosures regarding the Funds’ reimbursement policies under the ELAs in Form N-CSR going forward to more closely match FASB 946-20-05-8.  The Trust also notes that the Trust will record reimbursable expenses as liabilities in the Funds’ respective Financial Statements to the extent required under FASB 946-20-25-4.

Comment 3:
Were there any liabilities for amounts payable to affiliates (e.g., trustees) of any of the series of the Trust? If so, please provide the total amount payable to other affiliates in the Statement of Assets and Liabilities according to the requirements of §210.6-04 of Regulation S-X of the Investment Company Act of 1940.

Trust Response:  The Trust confirms that there were no liabilities for amounts payable to affiliates of any of the series of the Trust for any of the fiscal years included in Form N-CSR.

Comment 4:
Please confirm that there were not any trades executed pursuant to Rule 17a-7 of the Investment Company Act of 1940; or if there have been trades executed pursuant to Rule 17a-7, then (a) disclose the required information in the “Notes to Financial Statements” section, and (b) explain why the trades executed pursuant to Rule 17a-7 were not originally disclosed.

Trust Response: The Trust confirms that none of the series of the Trust executed trades pursuant to Rule 17a-7 during any of the fiscal years included in Form N-CSR.

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Thank you for your comments.  Please contact Jeffrey Skinner at 336-607-7512 if you have any additional comments or questions.

Sincerely,

/s/ Jeffrey T. Skinner
Jeffrey T. Skinner

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